Exhibit 3.1
CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
POPULAR, INC.
The undersigned, Francisco J. Pericás Alfaro, as Assistant Secretary of Popular, Inc., a corporation organized pursuant to the laws of the Commonwealth of Puerto Rico (the “Corporation”), does hereby CERTIFY:
FIRST: That at a meeting of the Board of Directors held on February 18, 2010, the Board of Directors of the Corporation adopted a resolution indicating that proposed amendments to Article FIFTH of the Certificate of Incorporation of the Corporation should be submitted to stockholders for approval at the next regular stockholder meeting,
SECOND: That at the annual meeting of stockholders of the Corporation duly held on May 4, 2010, the following resolutions amending article FIFTH of the Certificate of Incorporation of the Corporation were adopted by the affirmative vote of the holders of more than two-thirds of the issued and outstanding shares of common stock of the Corporation, pursuant to the provisions of the Certificate of Incorporation of the Corporation and of Article 8.02 of the Puerto Rico General Corporation Law:
“RESOLVED, that Article FIFTH of the Certificate of Incorporation of the Corporation be, and it hereby is, amended in its entirety to read as follows:

“FIFTH: The minimum amount of capital with which the Corporation shall commence business shall be $1,000.

The total number of shares of all classes of capital stock that the Corporation shall have authority to issue, upon resolutions approved by the Board of Directors from time to time, is one billion seven hundred thirty million shares (1,730,000,000) of which one billion seven hundred million shares (1,700,000,000) shall be shares of Common Stock of the par value of $0.01, per share (hereinafter called “Common Stock”), and thirty million (30,000,000) shall be shares of Preferred Stock without par value (hereinafter called “Preferred Stock”).

The amount of the authorized capital stock of any class or classes of stock may be increased or decreased by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote.

The designations and the powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of the Preferred Stock shall be as follows:

(1) The Board of Directors is expressly authorized at any time, and from time to time, to provide for the issuance of shares of Preferred Stock in one or more series, and with such voting powers, full or limited but not to exceed one vote per share, or without voting powers, and with such designations, preferences, and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be expressed in the resolution or resolutions providing for the issue thereof adopted by the Board of Directors and as are not otherwise expressed in this Certificate of Incorporation or any amendment thereto, including (but without limiting the generality of the foregoing) the following:
(a) the designation of such series;

(b) the purchase price that the Corporation shall receive for each share of such series;

(c) the dividend rate of such series, the conditions and dates upon which such dividends shall be payable, the preference or relation that such dividends shall bear to the dividends payable on any other class or classes or on any other series of any class or classes of capital stock of the Corporation, and whether such dividends shall be cumulative or non-cumulative;

(d) whether the shares of such series shall be subject to redemption by the Corporation, and, if made subject to such redemption, the times, prices and other terms and conditions of such redemption;

(e) the terms and amounts of any sinking fund provided for the purchase or redemption of the shares of such series;

(f) whether the shares of such series shall be convertible into or exchangeable for shares of any other class or classes or of any other series of any class or classes of capital stock of the Corporation, and, if provision be made for conversion or exchange, the times, prices, rates, adjustments and other terms and conditions of such conversion or exchange;

(g) the extent, if any, to which the holders of the shares of such series shall be entitled to vote as a class or otherwise with respect to the election of directors or otherwise;

(h) the restrictions and conditions, if any, upon the reissue of any additional Preferred Stock ranking on a parity with or prior to such shares as to dividends or upon dissolution;

(i) the rights of the holders of the shares of such series upon the dissolution of, or upon the distribution of assets of, the Corporation, which rights may be different in the case of a voluntary dissolution than in the case of an involuntary dissolution.

(2) Except as otherwise required by law and except for such voting powers with respect to the election of directors or other matters as may be stated in the resolutions of the Board of Directors creating any series of Preferred Stock, the holders of any such series shall have no voting power whatsoever.

(3) Pursuant to the authority conferred by this Article FIFTH, the Board of Directors or a duly appointed committee thereof, has created the following series of Preferred Stock, with the number of shares included in each such series, and the designation, powers, preferences and rights, qualifications, limitations or restrictions thereof fixed as stated and expressed with respect to each such series in the respective appendix attached hereto and incorporated herein by reference and made a part of this Restated Certificate of Incorporation for all purposes:
Annex A	6.375% Non-cumulative Monthly Income Preferred Stock, Series A

Annex B	8.25% Non-cumulative Monthly Income Preferred Stock, Series B”
RESOLVED FURTHER, that the proper officers of the Corporation be, and hereby are, authorized and directed to take all actions, execute all instruments, and make all payments that are necessary or desirable, at their discretion, to make effective the foregoing amendment to the Certificate of Incorporation of the Corporation, including without limitation on filing a certificate of such amendment with the Secretary of State of the Commonwealth of Puerto Rico.”
     IN WITNESS WHEREOF, Popular, Inc. has caused its corporate seal to be hereunder affixed and this Certificate of Amendment to be executed by Francisco J. Pericás Alfaro, its Assistant Secretary, in San Juan, Puerto Rico, this 4th day of May, 2010.

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